Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON
Eric Strom, B. Sc.(Applied Science)
c/o Peak Mine
Hillston Road
Cobar, NSW 2835
Australia

I, Eric Strom, am a Professional Engineer; I carried out this assignment for New Gold Inc. (New Gold) with an office at Suite 3110, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

This certificate applies to the technical report entitled "Technical Report on Peak Gold Mines, New South Wales, Australia" dated January 1, 2009.

I am a Licensed professional Engineer, Ontario. I graduated from Queen’s University, Ontario with a Bachelor of Applied Science in 1995.

I have worked as a mining engineer in the minerals industry for 13 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for gold and base metals.

I am currently a full time employee of Peak Gold Mines Pty Ltd. based onsite in Cobar, New South Wales, Australia. Peak Gold Mines Pty Ltd. is a wholly owned subsidiary of New Gold.

I am responsible for the preparation of Sections 17.8 and 17.9 in the Technical Report on Peak Gold Mines, New South Wales, Australia dated January 1, 2009.

I have read NI 43-101 and, by reason of education and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101. This technical report has been prepared in compliance with NI 43-101.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Eric Strom"
Eric Strom, P. Eng.
Dated: March 30, 2009